Exhibit 19.1
ALBERTSONS COMPANIES, INC. INSIDER TRADING POLICY

I.INTRODUCTION

Albertsons Companies, Inc. (together with its subsidiaries, collectively, the “Company”) has adopted this Insider Trading Policy (this “Policy”) to provide guidelines to all directors, officers, employees and contractors of the Company with respect to federal and state securities laws and regulations that govern trading in securities.

It is your responsibility to understand and follow this Policy. Preventing insider trading is necessary to comply with securities laws and to preserve the reputation and integrity of the Company. Trading securities while in possession of material, nonpublic information (“MNPI”), or improperly communicating that information to others (i.e. “tipping”), may expose you to severe civil and criminal penalties and termination from the Company.

Any questions regarding this Policy should be directed to the General Counsel/General Counsel’s office at trading.clearance@albertsons.com.

II.POLICY OVERVIEW

A.Persons Subject to this Policy

This Policy applies to all directors, officers and employees of the Company, as well as contractors who have access to MNPI of the Company or any other company. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company Securities) (collectively, “Family Members”), as well as any entities subject to your influence or control (including corporations, LLCs, partnerships or trusts) (collectively, “Controlled Entities” and together with you and your Family Members, “Covered Persons”). You are responsible for making sure that any transaction in securities covered by this Policy by any Family Member or Controlled Entity complies with this Policy.

B.Transactions Subject to this Policy

Except as discussed in Section IV.C. below, this Policy applies to all transactions involving the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase or sell its common stock, preferred stock, convertible and non-convertible debentures, warrants and other similar instruments, and exchange-traded options or other derivative securities related thereto. This Policy also applies to all transactions in the securities of other companies to the extent Covered Persons are in possession of any MNPI relating to those securities.

C.Statement of Policy

No Covered Person who is in possession of MNPI relating to the Company may, directly or indirectly through family members or other persons or entities:

1.Engage in the purchase or sale or short sale or any other transaction of any Company Securities, except as otherwise specified in this Policy;
2.Disclose MNPI (i.e., “tip”) to persons within the Company whose jobs do not require them to have that information, or to persons outside of the Company including, but not limited to, family, friends, business associates, investors, and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
3.Assist anyone engaged in the above activities.

In addition, no Covered Person may, directly or indirectly through family members or other persons or entities:

1.Give trading advice about the Company or Company Securities to anyone, whether or not such Covered Person is in possession of MNPI;
2.Engage in a transaction intended to circumvent or otherwise achieve a result inconsistent with the purpose and intent of this Policy (e.g., transacting in an index investment or exchange- traded funds in which Company Securities are a meaningful component if MNPI is the basis for such transaction); or
3.After obtaining MNPI about a company with which the Company does business, including a customer or supplier of the Company, trade in that other company’s securities until such information becomes public or is no longer material.

III.OVERVIEW OF MNPI AND TIPPING

A.What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision (i.e., the decision whether to buy, sell or hold a security) or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to any aspect of a company's business or to any type of security.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances at the time of the potential securities transaction, and is often evaluated by enforcement authorities with the benefit of hindsight. When in doubt about whether certain nonpublic information is material, you should presume it is material.

B.What Information is Nonpublic?

Information is considered nonpublic if it has not been disseminated broadly to investors. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. You should generally allow approximately 48 hours following dissemination before such information is deemed to be public. Information may still be nonpublic even though it is widely known within the Company.

C.What is Tipping?

Covered Persons may be liable for communicating or tipping MNPI to a third party (a “tippee”) if the Covered Person receives a direct or indirect personal benefit from the tip. The benefit received need not be financial—it also can be in the form of a gift to family or friends, a reputational benefit or a relationship which suggests a quid pro quo. A Covered Person who benefits by tipping MNPI is liable for the tippee's insider trading. You should take particular care when discussing any Company-related information through text or over the internet, which should generally be avoided.

IV.PROCEDURES TO PREVENT INSIDER TRADING

The following procedures will be monitored and enforced by the Company to prevent insider trading. Covered Persons are required to follow these procedures.

A.Information Relating to the Company

1.Access to Information

Access to MNPI about the Company, including the Company's business, earnings or prospects, should be limited to individuals within the Company on a need-to-know basis. In addition, such information should not be communicated to anyone outside the Company, including family members, under any circumstances or to anyone within the Company other than on a need-to-know basis.

All employees and directors must take care to emphasize the need for confidential treatment of such MNPI and adherence to the Company's policies with regard to confidential information.

2.Inquiries from Third Parties

Inquiries from third parties, such as industry analysts or members of the media, about the Company should be directed to the office of Investor Relations. Neither MNPI nor confidential information may be disclosed without first complying with all applicable Company policies and procedures governing the use and handling of such information.

B.Limitations on Access to Company Information

All Covered Persons should take all precautions necessary to restrict access to, and secure, MNPI or confidential information by, among other things:

•Maintaining the confidentiality of Company-related transactions;
•Conducting their business and social activities to avoid inadvertent disclosure of MNPI or confidential information;
•Restricting access to documents and files (including computer files) containing MNPI or confidential information to individuals on a need-to-know basis;
•Promptly removing and cleaning up all confidential documents and other materials from conference rooms following the conclusion of any meetings;
•Disposing of all confidential documents and other materials after there is no longer any business or other legally required need, through shredders when appropriate;
•Restricting access to areas likely to contain confidential documents or material, nonpublic information; and
•Avoiding the discussion of MNPI or confidential information in places where the information could be overheard by others.

C.Certain Restrictions on Designated Insiders

1.Window Period Restrictions

Except for transactions set forth in Section V.B below, to prevent inadvertent violations of applicable securities laws and to avoid the appearance of impropriety in connection with the purchase and sale of Company Securities, all transactions in Company Securities (including, without limitation, any exercise of an option or stock appreciation right, stock purchase, stock sale, gift, loan, pledge, hedge, contribution to a trust or any other acquisition, disposition or transfer) by persons designated by the General Counsel/General Counsel’s office (each, a “Designated Insider”), as well as their Family Members and Controlled Entities, may be made only during the period beginning two (2) trading days after the Company's issuance of its earnings release for the quarter, and ending on the first (1st) day of the last accounting period for the next quarter (the “Open Trading Window”). If you have any questions about when an Open Trading Window starts or concludes, contact trading.clearance@albertsons.com. You will be notified of your Designated Insider status via email.

2.Pre-Clearance of All Trades

Additionally, because Designated Insiders are likely to obtain MNPI on a regular basis, all purchases and sales of Company Securities by Designated Insiders and their Family Members and Controlled Entities may be made only during an Open Trading Window after receiving pre-clearance. Requests for pre- clearance should be submitted to trading.clearance@albertsons.com at least two (2) days in advance of the proposed transaction. trading.clearance@albertsons.com will inform the Designated Insider whether the transaction may proceed. Unless revoked, a grant of permission will normally remain valid for the duration of the Open Trading Window.

Even if you have been granted pre-clearance and you expect to consummate your transaction during an Open Trading Window, it may be necessary to suspend trading due to the occurrence of a material event that necessitates not opening the trading window or closing the Open Trading Window early. You will be notified by the Legal Department if such an event occurs.

V.ADDITIONAL POLICIES AND CONSIDERATIONS

A.Prohibition of Certain Aggressive or Speculative Trading

Covered Persons are prohibited from engaging, directly or indirectly, in any speculative transactions involving Company securities, including:

•Short sales of Company securities. This involves selling securities you do not currently own in the expectation that the price of the stock will fall, or as part of a hedge or arbitrage transaction; and
•Buying or selling put or call options on Company securities, or entering into other derivative contracts. This includes options trading on any of the stock exchanges or futures exchanges, as well as customized derivative transactions with third parties.

B.Exceptions to Trading Restrictions

The following are certain transactions which are excepted from the trading restrictions set forth in this Policy:

1.Option Exercise. Stock option exercises where the purchase price is paid in cash and there is no other associated market activity.
2.Equity Compensation. Receipt and vesting of stock options, restricted stock units, restricted stock or other equity compensation awards from the Company.
3.Tax Withholding. Net share withholding with respect to equity awards where shares are withheld by the Company in order to satisfy tax withholding requirements, (x) as required by either the Company’s board of directors (or a committee thereof) or the award agreement governing such equity award or (y) as you elect, if permitted by the Company, so long as the election is irrevocable and made in writing at a time when a trading blackout is not in place and you are not in possession of MNPI.
4.Rule 10b5-1 Trading Plans. Transactions made pursuant to a valid Rule 10b5-1 trading plan approved by the Company (see Section V.D below).
5.Wills; Intestate. Transfers by will or the laws of descent or distribution and, provided that prior written notice is provided to the Company, distributions or transfers (such as certain tax planning or estate planning transfers) that effect only a change in the form of beneficial interest without changing your pecuniary interest in Company Securities.

C.Stock Buy-Back Program

During such time as the Company is actively engaged in a stock buy-back program, if any, the officers and, if applicable, any directors who are directly responsible for managing the program and/or directing the purchases, and/or who have advance knowledge of the timing, practice or quantity of proposed share purchases, are prohibited from selling Company Securities (other than pursuant to a pre-existing Rule 10b5-1 trading plan).

D.Rule 10b5-1 Trading Plans

Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended, permits corporate insiders to establish written trading plans (referred to herein as “Rule 10b5-1 trading plans”) that can be useful in enabling insiders to plan ahead without fear that they might become exposed to MNPI that will prevent them from trading. Where a valid Rule 10b5-1 trading plan has been established at a time when the insider was not in possession of MNPI, trades executed as specified by the plan do not violate the securities laws or this Policy even if the insider is in possession of MNPI at the time the trade is executed.

Any employee or director who desires to enter into a Rule 10b5-1 trading plan must comply with the Company’s Rule 10b5-1 Trading Plan Guidelines. You can obtain a copy of the Rule 10b5-1 Trading Plan Guidelines by contacting trading.clearance@albertsons.com. Any Rule 10b5-1 trading plan with respect to Company Securities must be pre-approved by the General Counsel/General Counsel’s office. Duplicate confirmations of any purchase or sale under an approved Rule 10b5-1 trading plan should be sent to the Company at trading.clearance@albertsons.com.

E.Protected Activity Not Prohibited; Reporting

Nothing in this Policy, or any related guidelines or other documents or information provided in connection with this Policy, shall in any way limit or prohibit you from engaging in any of the protected activities set forth in the Company’s Code of Business Conduct & Ethics, as amended from time to time.

If you believe someone is violating this Policy or otherwise using MNPI that they learned through their position at the Company to trade Company Securities, you should report it to the Company at trading.clearance@albertsons.com or in accordance with the Company’s Code of Business Conduct & Ethics.

VI.PENALTIES

Trading securities while in possession of MNPI or improperly tipping that information to others could result in severe civil and criminal penalties. Criminal sanctions may include imprisonment for up to 20 years or a fine of up to $5,000,000 for individuals and $25,000,000 for entities. Additionally, the SEC can recover any profits gained or losses avoided through illegal trading and impose a penalty of up to

$1,000,000 or three times the illicit windfall (whichever is greater). The SEC and the Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority.

Insider trading violations are not limited to violations of the federal securities laws: other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act, also may be violated upon the occurrence of insider trading. Failure to comply with this Policy may also subject you to sanctions imposed by the Company, up to and including termination, whether or not your failure to comply with this Policy results in a violation of law.

VII.EXCEPTIONS

Notwithstanding anything herein to the contrary, Cerberus Capital Management (“Cerberus”) and its respective affiliates (other than the Company) may engage in brokerage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing, asset management, trading, market making, arbitrage, principal investing and other activities conducted in the ordinary course of their businesses, including, but not limited to, activities related to Company Securities and provided that neither Cerberus nor its affiliates engage in such activities at the direction or with the approval of a member of the Board of Directors or officer of the Company who is employed by, a member of, or a partner of Cerberus who otherwise would be prohibited by this Policy or applicable law from doing so, or any other person employed by Cerberus or any of its affiliates who possesses MNPI about the Company from any source. Nothing in this Policy is intended to limit the ability of Cerberus with which a Cerberus Company Officer or Cerberus Company Director is affiliated to distribute Company securities to its partners, members or other similar persons, provided such distribution is not made at the direction or with the approval of a Cerberus Company Director or a Cerberus Company Officer who otherwise would be prohibited by this Policy or applicable law from doing so, or any other person employed by Cerberus or any of its affiliates who possesses MNPI about the Company from any source. It is the responsibility of Cerberus, any Cerberus Company Officer or any Cerberus Company Director and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances and applicable laws.

Adopted: October 19, 2023